Exhibit 16.1

May 20, 2011

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Dear Ladies and Gentlemen:

This letter is to inform you, that during our audit of the financial statement of Resource Acquisition Group, Inc., a Nevada corporation ( the "Company") for the year ended December 31, 2010, we did not advise the Company that we identified a material weakness in their internal controls over financial reporting.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we expressed no such opinion.

Sincerely

/s/ Paritz & Company, P.A.

Paritz & Company, P.A.